Exhibit 99.3

Business Report for Fiscal 2004

(April 1, 2004 to March 31, 2005)

Sankyo Co., Ltd.

It’s Time to Move to the Next Phase

The Goal of the Integration Is to Become a Japan-Based Global Pharma-Innovator

February 25, 2005: Sankyo and Daiichi Enter into a Basic Agreement to Integrate Their Businesses

Sankyo and Daiichi:

Creating a global pharma innovator

Capability to create innovative products

Operating efficiency at the highest industry standard Establishing global presence and growth potential Strengthen formidable position in Japan Accelerated earnings growth

Contents The Business Integration

page 1 Message from the President

President Shoda comments on Sankyo’s decision to join forces with

Daiichi to become a Japan-based global pharma-innovator

page 2 Reasoning behind the Integration and the Benefits to be Gained

We expect to achieve synergies spanning R&D, domestic marketing,

and overseas development.

page 4 A Closer Look at Two Key Benefits

Our areas of expertise and priority research fields will complement each other, bolstering drug development capabilities and sales strength.

page 6 Post-Integration

We will leverage integration benefits to maximize shareholder value.

page 21 Share Procedures

Information regarding the stock transfer and related procedures in regard to Sankyo shares

Contents Business Conditions

page 8 Review of Operations

page 10 New Drugs under Development

page 12 Outlook for Fiscal 2005

page 13 Fiscal 2004 Highlights

page 14 Consolidated Financial

Statements

page 16 Non-Consolidated Financial

Statements

page 18 Company Outline/

Board of Directors

page 19 Stock Information

page 20 Shareholder Information

September 28, 2005: Listing of the Joint Holding Company DAIICHI SANKYO COMPANY, LIMITED

Message from the President

A global trend to rein in medical expenses and consumers’ growing desire for healthier lifestyles is placing ever increasing demands on pharmaceutical companies to deliver higher-quality products. Within the Japanese pharmaceutical industry, the disparities between the winners and losers is becoming ever more apparent, and the market is evolving into an environment where only the strongest will survive. In addition, globalization and bor-derless markets are contributing to an unprecedented pace of change in the business environment.

Against this backdrop, Sankyo has decided to integrate its business with that of Daiichi Pharmaceutical Co., Ltd., in order to increase its corporate value and continue its mission as a leader in the Japanese pharmaceutical industry in the 21st century.

Going forward, we will press ahead with the integration, which has been approved at the ordinary general shareholders meetings of both companies and will involve the creation of a joint holding company in September 2005 and the move to an operational holding company in April 2007.

Following the integration, DAIICHI SANKYO COMPANY, LIMITED, will devote its efforts to rapidly becoming a global pharma-innovator with a competitive position in major markets throughout the world. I am confident that the integration will maximize shareholder value by generating sales and cost synergies and, most importantly, setting us on the path to rapidly becoming a global pharma-innovator. We thank you for your support and request your continued understanding.

June 2005

Takashi Shoda

President and Representative Director

Consolidated Financial Highlights

(Millions of yen)

Fiscal Fiscal Fiscal

2004 2003 2002

Net sales 587,830 596,345 569,927

Operating income 84,925 95,555 79,838

Ordinary income 82,506 93,975 80,247

Net income 48,282 43,411 33,845

Per share data (yen)

Net income 111.78 98.57 75.85

Dividends 40.00 30.00 25.00

Shareholders’ equity 716,587 682,594 658,707

Total assets 976,230 927,244 915,792

Sankyo Co., Ltd. 1

Reasoning behind the Integration and the Benefits to be Gained

We expect to achieve synergies spanning R&D,

The Integration

Amid an increasingly global pharmaceutical industry and structural changes in the operating environment, Sankyo and Daiichi have decided to take their individual businesses to a new level through integration so that they may continue their missions as leaders in the Japanese industry in the 21st century and enhance corporate value.

The purpose of the integration is to create a Japan-based global pharma-innovator that holds a competitive position in the world's major markets and provides innovative products and services to fulfill the unmet medical needs of patients and healthcare professionals.


Potential synergies from Global Pharma Innovator platform
(Image)
Possible negative synergies[2]
Integration costs
Sales and cost synergies
Initial increase in shareholder value
Shareholder value after integration (former Daiichi)
Aggregate value of Daiichi shares[1]
Shareholder value after integration (former Sankyo)
Aggregate value of Sankyo shares[1]

Notes: 1. Aggregate value of Daiichi and Sankyo shares is calculated on the closing price on February 18, 2005.
2. Risks associated with the merger, such as declines in sales and/or profits due to changes in corporate control or product cannibalization. Estimates are conservative.

Benefits of Integration

We expect to gain five key benefits from this integration. Of these advantages, the synergies that we will achieve in R&D constitute the bedrock of the integration.

Point 1 Strong R&D Franchise Categories


Daiichi
Sankyo
Infection
Immune disorders, Allergy
Bone/Joint Disorders
Oncology
Cardiovascular diseases/Thrombosis, Arteriosclerosis
Diabetes, Metabolic Disorders

Fiscal 2009 R&D Budget **¥170** Billion (target)

The integration will enable us to increase the R&D budget for each franchise field as well as the number of compounds under development by concentrating solely on areas of focus for both Sankyo and Daiichi: cardiovascular disease, infection, oncology, diabetes and metabolic disorders, bone and joint disorders, and immune disorders and allergies.

We will reinforce our franchise fields and promote the selective development of promising compounds through the appropriate prioritization of projects to speed up development and increase our chances of success.

We will combine our product portfolios and development pipelines to build a seamless pipeline, which will be critical to achieving stable growth in the future.

2 Sankyo Co., Ltd.

domestic marketing, and overseas development.

Point 2 Global Reach and Overwhelming Domestic Sales Strength

Japan

2,500 MRs

Overseas

2,200 MRs

in 33 Locations

Sankyo and Daiichi both have product portfolios that include many products with the leading domestic market share in their respective therapeutic categories in such fields as cardiovascular disease, an MR* force that carries out highly productive detailing activities and is extremely well versed in the company’s products and franchise fields, and strong alliances with wholesalers. The integration will result in a solid distribution base and overwhelming domestic sales strength.

Overseas, the integration will facilitate new product launches and the creation of a strong, efficient framework for in-house sales.

*MR: Medical representative

Point 3 Expansion of Corporate Strategy Options Arising from Increased Scale

We will leverage the domestic sales prowess that we acquire via the integration to reinforce our position as a licensing partner for introducing and developing innovative products in the Japanese market. In addition, the enhanced financing capabilities that we gain through the merger will increase our opportunities to further acquire external resources, including opportunities for M&A, to expand our global business.

Point 4 Increased Operational Efficiency

Although Sankyo is successfully enhancing efficiency through the realignment of Group functions and Daiichi through structural reforms, the integration will allow for bolder joint initiatives that will boost operational efficiency to a level unattainable individually, creating a strong revenue base.

Point 5 Outstanding Human Resources

By putting the right people in the right jobs worldwide throughout the DAIICHI SANKYO Group, we will bolster our ability as an organization to deal with intense change in the environment.

Sankyo Co., Ltd. 3

A Closer Look at Two Key Benefits

Our respective areas of expertise and priority drug development capabilities and sales strength.

Global Development Pipeline: New Drugs under Development in the United States

Development candidates*	Treatment field	Phase 1	Phase 2		Phase 3
CS-3030	Cardiovascular	SUN N8075	**DU-176b**	**CS-505**	**CS-747**
DZ-697b	Cardiovascular		SUN N4057	HGF	
	Cardiovascular		DX-9065a		
	Diabetes		CS-011	SNK-860	WelChol diabetes
	Diabetes		CS-917		
D100	Infection	DX-619	DU-6859a		
CS-8958	Infection	CS-758			
CS-1008	Oncology		DJ-927		
CS-7017	Oncology				
CS-0777	Immune disorders, allergies	DW-908e	CS-003		
	Bone and joint, others		CS-706		

* Agents for which there are concrete plans for development in the United States, including the scheduled start of clinical trials in the United States

Point 1 Bolstering R&D Capabilities by Establishing Strong Franchise Categories

Conditions in the pharmaceutical industry worldwide continue to make developing new drugs a challenge. As a result, the volume of funds necessary to secure critical mass in R&D is increasing. Through the integration, we will secure combined annual R&D expenditures of ¥170 billion (fiscal 2009 target), placing us squarely among the top players in the Japanese pharmaceutical industry in terms of R&D budget, which, in turn, will enable us to bring our R&D prowess to an even higher level. Moreover, we will be able to build a seamless development pipeline because we are concentrating on many of the same therapeutic categories. This will be critical to achieving stable growth going forward.

Looking at both companies' development pipelines, Sankyo currently has several prospective blockbusters in the cardiovascular field, including the antiplatelet agent CS-747 and the anti-arteriosclerotic CS-505, and Daiichi has the highly promising anticoagulant DU-176b. In oncology, Sankyo has the antineoplastic antibody CS-1008 in its pipeline as well as several development candidates that are about to enter clinical trials and Daiichi possesses a vast store of knowledge and experience in this field that we expect to be fully leveraged in the future development of these and other products.

Point 2 Global Reach and Overwhelming Domestic Sales Strength

Integration Benefits in Domestic Marketing

Here we will examine the overwhelming sales strength that we will gain through the integration. Our product lineup and marketing strength will take the industry by storm. First, let's look at the product lineup. Cardiovascular disease is one of Sankyo's prioritized fields and one of Daiichi's flagship fields. With several products that command the leading domestic market share in their respective therapeutic categories, we stand to gain a rock-solid presence in the cardiovascular field through the integration.

4 Sankyo Co., Ltd.

research fields will complement each other, bolstering

ARB[1] Sales in Japan[2]



Preceding three products[3]
Raise to the level of the preceding three products
Olmetec®
Sales
Months since launch

Notes: 1. Angiotensin II receptor blocker (blood pressure lowering agent)
2. Illustrative diagram
3. Nu-Lotan®, Blopress® and Diovan®

Model of New Product Value



		Joint		In-house
Marketing option	Licensing	Co-development/ Co-marketing*	In-house development/ Co-marketing*	In-house development/ Direct marketing
Example products	Pravastatin Levofloxacin	CS-747	Olmesartan	Prioritized projects in the development pipeline (candidates: CS-505, DU-176b, etc.)

*Including co-promotion



Low
Profitability
High

As for marketing strength, together our companies boast a 2,500-strong team of medical representatives in Japan-one of the largest sales forces in the industry. In addition, the integration will reinforce our relationships with pharmaceutical wholesalers.

We will generate sales synergies by focusing these marketing resources on leading products in major therapeutic markets, including the antihypertensive agent Olmetec®, the antihyperlipidemic Mevalotin®, the oral antibacterial agent Cravit®, and the antihypertensive agent Calblock®, and making over 10 million details a year. For instance, we aim to leverage domestic marketing collaboration to boost sales of Olmetec® to ¥100 billion (based on the current National Health Insurance price) in fiscal 2009, making it a blockbuster product.

Integration Benefits in Overseas Development

Overseas strategies will enter full-fledged development as operating bases and the MR force gains additional strength. Overseas, both companies are developing their businesses in the United States, Sankyo is building a sales network in Europe and its operations in China are gaining momentum, and Daiichi has established sales channels in China and South Korea. The integration will give us an overseas sales force comprising 33 locations and approximately 2,200 MRs, which, in turn, will increase our corporate strategy options, including allowing for more aggressive global operations. For instance, the integration will enable us to select the most profitable method of bringing to market revolutionary new drugs overseas, namely, through in-house development and sales, which is expected to dramatically boost profits.

Sankyo Co., Ltd. 5

Post-Integration

We will leverage integration benefits to maximize

Joint Holding Company

Step1

Phase I Board of Directors

September 28, 2005 CEO

Management Committee

Auditors

Corporate Administration Corporate Communication Business Integration Business Development Corporate Strategies

Gradual Integration

Move from a joint holding company to an operational holding company

(Tentative Schedule)

October 2005

Begin domestic sales collaboration • Begin unification of development pipeline

April 2006

Integration of U.S. sales functions

Integration of Europe and U.S. development functions • Integration of the Healthcare Business

March 2007

Independence of non-pharma business outside the corporate Group completed

April 2007

Group integration completed

Integration of administrative and IT systems completed; new HR system introduced

Step2

Phase 2 April 2007 (proposed date)

Operational Holding Company

Domestic Prescription Pharmaceutical Sales (Japan) Research & Development Quality Assurance Corporate Divisions

Overseas Subsidiaries

United States Europe Other

Subsidiaries

Supply Chain and Production Business Support IT

OTC Subsidiaries

Integration Process

In Step I of the integration, Sankyo and Daiichi plan to create a joint holding company—DAIICHI SANKYO COMPANY, LIMITED, in September 2005—under which both companies will become wholly owned subsidiaries.

As for the management structure of the joint holding company, the Board of Directors will be charged with making decisions regarding important operational matters and headed by a Representative Director and Chairman, and a Management Committee will operate under the supervision of the Board of Directors, executing management and business operations under the leadership of the President and CEO. The joint holding company’s headquarters will comprise a relatively small organization that will oversee the wholly owned subsidiaries Daiichi and Sankyo and its operations will be rather limited in scope, covering business planning, consolidated accounting for the Group, and such corporate communications activities as public and investor relations. In the future, the headquarters will also promote the integration of the two companies’ businesses.

The second step of the integration will commence a year and a half after the first phase is initiated, with the move to a pure holding company on April 1, 2007. At that time, the companies’ R&D, domestic prescription pharmaceutical sales, quality assurance, and corporate divisions will be integrated. Under the operational holding company, Sankyo and Daiichi’s overseas subsidiaries, supply chain and production, business support, and IT subsidiaries, and OTC subsidiaries will be positioned as companies within the Group.

The New Company’s Medium-Term Targets

In fiscal 2009, we expect to generate prescription pharmaceutical sales of ¥932 billion, representing a 20% rise from ¥758 billion in fiscal 2004, for an average annual growth rate of 4%, and operating income of ¥255 billion, double that of the fiscal 2004 level of ¥127 billion, for an average annual growth rate of 15%.

6 Sankyo Co., Ltd.

shareholder value.

The integration is expected to produce a rise in revenues by bolstering marketing prowess and focusing management resources on pharmaceutical operations. This, coupled with other benefits, including cost reductions stemming from lower procurement, outsourcing, promotion, advertising, and IT costs, the optimization of investments, the consolidation and increased efficiency of operations, and the strategic use of outsourcing are anticipated to lead to an increase in operating income. In addition, the operating margin is forecast to rise sharply from 16.8% in fiscal 2004 to 20.6% in fiscal 2007 and 27.4% in fiscal 2009.

Moreover, these profit gains will be achieved in part by boosting annual R&D investment between 17% and 21% from the current level of ¥140 billion to the ¥165 billion to ¥170 billion level, bringing us a step closer toward becoming a global pharma-innovator.

Returns to Shareholders Following the Integration

As in the past, we regard returning profits to shareholders as one of our highest priorities and are committed to raising the return to shareholders to the highest level among Japanese pharmaceutical companies. Specifically, we aim to raise the ratio of cash dividends per share to shareholders' equity (DOE) to 5% in fiscal 2009. Sankyo paid an annual dividend of ¥30 per share in fiscal 2003, and plans to pay an annual dividend of ¥40 per share in fiscal 2004. Thus, the DOE for fiscal 2003 was 1.8% and that for fiscal 2004 will be 2.4%. In fiscal 2005, we intend to distribute an annual dividend exceeding that of fiscal 2004, and will make ongoing efforts to increase shareholder returns.

Overview of DAIICHI SANKYO

Company name: DAIICHI SANKYO COMPANY, LIMITED
Headquarters: 3-5-1 Nihonbashi-honcho, Chuo-ku, Tokyo, Japan
Delisting date for Sankyo and Daiichi: September 21, 2005
Share transfer date: September 28, 2005
Listing date for the holding company: September 28, 2005
Stock transfer ratio: New company 1: Sankyo 1
New Company 1.159: Daiichi 1
Stock exchange listings: Tokyo, Osaka, and Nagoya

Representative Director and Chairman
Kiyoshi Morita (Currently President and Representative Director of Daiichi)

Representative Director, President, and CEO
Takashi Shoda (Currently President and Representative Director of Sankyo)

Directors
Hiroyuki Nagasako (Currently Executive Vice President of Daiichi)
Hideho Kawamura (Currently Executive Vice President and Representative Director of Sankyo)
Yasuhiro Ikegami (Currently Executive Vice President and Representative Director of Sankyo)
Tsutomu Une (Currently Managing Director of Daiichi)

Outside Directors
Kunio Nihira (Currently Outside Director of Sankyo)
Yoshifumi Nishikawa (Currently President of Mitsui Sumitomo Banking Corporation)
Jyotaro Yabe (Currently Professor of Jissen Women's Educational Institute)
Katsuyuki Sugita (Currently Outside Director of Sankyo)

The New Company's Medium-Term Targets

(billions of yen)

	Fiscal 2004	Fiscal 2007	Fiscal 2009
Sales			
Ethical Drug Business			
Japan	447	461	504
Overseas	256	253	376
OTC Operations, Other	55	48	52
Total	758	762	932
Cost of sales + SG&A expenses	631	605	677
R&D costs	140	165	170
Operating income	127	157	255
Integration benefits		39	56
Operating margin	16.8%	20.6%	27.4%

Note: Figures for fiscal 2007 and fiscal 2009 are targets. Figures for fiscal 2004 reflect the simple addition of results for Sankyo and Daiichi. Integration benefits reflect the difference from the simple addition of the two companies' results.

Sankyo Co., Ltd. 7

Review of Operations


Sales by Business Segment
(billions of yen)
600
450
300
150
0
134.8
455.6
FY01 FY02 FY03 FY04 FY05
Pharmaceuticals
Other


Overseas Sales and Overseas Sales as a Percentage of Net Sales
(billions of yen)
200
150
100
50
0
40
30
20
10
0
215.6
36.7
FY01 FY02 FY03 FY04 FY05
Overseas sales
Overseas sales as a percentage of net sales (right column)


Operating Income
(millions of yen)
100,000
75,000
50,000
25,000
0
82,506
FY01 FY02 FY03 FY04 FY05


Net Income
(millions of yen)
50,000
40,000
30,000
20,000
10,000
0
48,282
FY01 FY02 FY03 FY04 FY05

Overview of Fiscal 2004

In fiscal 2004, ended March 31, 2005, net sales declined 1.4% from the previous fiscal year, to ¥587,830 million, operating income retreated 11.1%, to ¥84,925 million, ordinary income decreased 12.2%, to ¥82,506 million, and net income increased 11.2%, to ¥48,282 million.

Despite substantial growth in sales of the antihypertensive agent olmesartan that reflected the drug's May 2004 introduction in Japan and expanded sales in Europe and the United States—where it is marketed as Benicar® (in the United States) and Olmetec® (in Europe and Japan)—sales of pharmaceuticals lost ground due to the withdrawal from the medical products business and a marked decline in sales of the mainstay antihyperlipidemic agent Mevalotin® owing to the expiration of the Company's patent for this agent in Europe, national health insurance (NHI) drug price revisions, and intensifying competition in Japan and overseas. Both operating and ordinary income declined, primarily due to lower sales and a rise in selling, general and administrative expenses stemming from increased investment aimed at bolstering the sales of overseas subsidiaries. Net income, however, rose as a result of a major increase in extraordinary profits attributable mainly to proceeds from the sale of land on the site of the Company's former Tanashi Plant, which offset the posting of an impairment loss resulting from the early application of asset impairment accounting as an extraordinary loss.

Performance by Business Segment

1) Pharmaceuticals

Sankyo continues to face a challenging operating environment in this segment over the medium term, compounded by intensified competition from generic versions of the mainstay product Mevalotin® in Japan and Europe and the upcoming expiration of the Company's patent for this drug in fiscal 2006 in the United States. Sales of pharmaceuticals thus lost ground, owing to the withdrawal from medical product operations and a decline in sales of the mainstay product Mevalotin® stemming from national health insurance (NHI) drug price revisions and competition from generic versions of the product, which outweighed the May 2004 launch of Olmetec® in Japan.

Sales of health care products were up, thanks in part to the strong showing of Lamisil® AT, a switch-OTC product for the treatment of athlete's foot and ringworm licensed-in from Novartis Pharma K.K., in February 2004, in a lackluster market.

In the United States, sales of the antihyperlipidemic agent Benicar® and the diuretic/olmesartan combination Benicar® HCT grew, thanks to the co-promotion efforts of Sankyo Pharma Inc. (SPI) and Forest Laboratories, Inc. In addition, Luitpold Pharmaceuticals Inc., saw a steady climb in sales of the antianemia agent Venofer®.

In Europe, the Sankyo Pharma GmbH (SPG) Group recorded expanded sales, encouraged by successive launches of Olmetec® throughout Europe and strong showings by products licensed in from Novartis AG.

Operating income was down, mainly due to lower sales of Mevalotin® and an increase in selling, general and administrative expenses stemming from increased investments aimed at bolstering sales at SPI and the SPG Group.

8 Sankyo Co., Ltd.

Operating Margin and ROE
(%)
20
15
10
5
0
14.4
6.9
FY01 FY02 FY03 FY04 FY05
Operating margin
ROE


Olmesartan Sales
(billions of yen)
900
750
600
450
300
150
0
(Plan)
193
439
144
90
303
58
FY01 FY02 FY03 FY04 FY05
Europe
United States
Japan


R&D Costs and R&D Costs as a Percentage of Net Sales
(millions of yen)
100,000
80,000
60,000
40,000
20,000
0
20
18
16
14
12
10
86,551
14.7
FY01 FY02 FY03 FY04 FY05
R&D costs
R&D costs as a percentage of net sales (right column)



2) Other

Although improved corporate earnings spurred growth in capital investment and consumer spending edged up, market conditions remained tough amid an uncertain economic outlook and increasingly fierce corporate competition. In this setting, Wakodo Co., Ltd., saw an expansion in sales of dried milk for infants, partly as a result of the revamping of these products in fiscal 2003, and Nippon Nyukazai Co., Ltd., saw a rise in sales of glycol products. In addition, Sankyo Agro Co., Ltd., and Sankyo Lifetech Co., Ltd., which were established on April 1, 2003, following the spin-off of the Crop Protection Company and the Special Merchandise Company, recorded steady growth in sales.

Operating income rose as a result of ongoing efforts to improve operational efficiency through cost control and other measures.

During the fiscal year under review, Sankyo also took steps to increase its focus on its pharmaceutical business, transferring the stock of Sankyo Trading Co., Ltd., and entering into agreements to transfer the stock of Nippon Daiya Valve Co., Ltd., and the business of Sankyo Foods Co., Ltd.

R&D

Consolidated R&D expenditures for the fiscal year under review totaled ¥86,551 million (14.7% of net sales) and were primarily related to pharmaceutical operations.

Sankyo's principal global development products include CS-747 [Phase III (U.S./Europe); Phase I (Japan)], a treatment for ischemic disease being jointly developed with Eli Lilly and Company; CS-505 [Phase II/III (U.S./Europe); Phase I preparations (Japan)], an anti-arteriosclerotic agent being developed in-house; CS-011 [Phase II (U.S./Europe); Phase I preparations (Japan)], an antidiabetic agent being developed in-house; CS-917 [Phase II (U.S./Europe)], an antidiabetic agent being jointly developed with Metabasis; and Fidarestat([Phase III preparations (U.S./Europe)], a diabetic neuropathy agent being jointly developed with Sanwa Kagaku Kenkyusho Co., Ltd.

Sankyo has given top priority to the development of two of these agents—CS-747 and CS-505. In August 2004, Sankyo presented results of Phase II trials of CS-747 (generic name: prasugrel) showing the agent to have a safety profile similar to that of the standard treatment clopidogrel at an European Society of Cardiology meeting in Munich, Germany. In addition, in March 2005, the Company presented data from early phase trials of CS-747 comparing the agent to clopidogrel at an American College of Cardiology meeting in Orlando, Florida. In these trials, CS-747 demonstrated more than ten times greater inhibition of platelet aggregation, quicker onset (more rapid effect), and more consistent action than clopidogrel. On the basis of results obtained to date, we are preparing to enter Phase III trials to demonstrate the superiority of CS-747 over clopidogrel. Turning to CS-505, three clinical trials of this agent are currently in progress. As a first-in-class treatment, CS-505 has great potential provided that these trials produce promising results. In Fall 2005, we plan to present results from Phase II trials of CS-505 at an international academic conference.

In addition, Sankyo is focusing on the life cycle management of such products as olmesartan and Loxonin®.

Sankyo Co., Ltd. 9

New Drugs under Development

Franchise Fields

Cardiovascular diseases (arteriosclerosis, heart disease, kidney disease, etc.)

No./Brand	Origin	Stage of Development	Phase 1	Phase 2	Phase 3	Application	Launch	Indication (Effect/Mechanism)	Comment
CS-866	Sankyo	U.S.: 02/05 Launch EU: 02/10 Launch Japan: 04/05 Launch	■ ■ ■	■ ■ ■	■ ■ ■	■ ■ ■	■ ■ ■	Antihypertensive (angiotensin receptor blocker (ARB))	Under development in other countries
		Japan: Phase III EU: Large-scale trials*	■	■	■			Diabetic nephropathy, chronic glomerulonephritis *Prevention of microalbuminuria	Additional indications (ORIENT study) *ROADMAP study
CS-866AZ	Sankyo	Japan: Phase 1	■					Antihypertensive	Olmesartan/calcium channel antagonist (Calbock®) combination
CS-866CMB	Sankyo	U.S.: 03/09 Launch EU: 05/06 Launch Japan: Phase 1	■ ■ ■	■ ■	■ ■	■ ■	■ ■	Antihypertensive	Olmesartan/diuretic (hydrochlorothiazide) combination
CS-505	Sankyo, Kyoto Pharmaceutical	Japan: Phase 1 Preparations U.S./EU: Phase 2/3	□ ■	 ■	 ■			Antiarteriosclerotic (ACAT inhibitor)	
CS-747	Sankyo, Ube Industries	Japan: Phase 1 U.S./EU: Phase 3*	■ ■	 ■	 ■			Ischemic disease (antiplatelet)	*Co-development with Eli Lilly (U.S./EU)
CS-3030	Sankyo							Deep vein thrombosis/ pulmonary embolism (Factor Xa inhibitor)	

Prioritized Fields

(1) Glucose metabolic disorders (diabetes, obesity, etc.)

No./Brand	Origin	Stage of Development	Phase 1	Phase 2	Phase 3	Application	Launch	Indication (Effect/Mechanism)	Comment
CS-011	Sankyo	U.S./EU: Phase 2 Japan: Phase 1 Preparations	■ □	■				Antidiabetic (glitazone agent that improves insulin resistance)	
CS-917	Sankyo, Metabasis	U.S./EU: Phase 2*	■	■				Antidiabetic (gluconeogenesis inhibitor)	*Co-development with Metabasis (U.S./EU)
SNK-860 (Fidarestat)	Sanwa Kagaku Kenkyusho	U.S./EU: Phase 3 Preparations*	■	■	□			Diabetic neuropathy (aldose reductase inhibitor)	*Co-development with Sanwa Kagaku (U.S./EU) Co-development Sanwa Kagaku/N.K. Curex (Japan)
WelChol	Genzyme	U.S./EU: Phase 3*	■	■	■			Antidiabetic	*In-house development in the U.S., additional indication
CS-872	Daiichi-Suntory Pharma	Japan: Phase 1	■					Antidiabetic (rhGLP-1 nasal spray)	Co-development with Daiichi-Suntory Pharma

(2) Bone/articular disorders (osteoporosis, RA, OA)

No./Brand	Origin	Stage of Development	Phase 1	Phase 2	Phase 3	Application	Launch	Indication (Effect/Mechanism)	Comment
CS-706	Sankyo	U.S./EU: Phase 2	■	■				Anti-inflammatory and analgesic (Cox-2 inhibitor)	
OCIF	Sankyo							Osteoporosis	
LX-A	Sankyo	Japan: Application Filed 03/06	■	■	■	■		Anti-inflammatory and analgesic (loxoprofen patch)	Co-development with Lead Chemical
CS-600G	Sankyo	Japan: Phase 3 Preparations	■	■	□			Anti-inflammatory and analgesic (loxoprofen gel)	Formulation by Toko Pharmaceutical

10 Sankyo Co., Ltd.

(3) Immune/allergic disorders (autoimmune diseases, allergic diseases)

No./Brand	Origin	Stage of Development	Phase 1	Phase 2	Phase 3	Application	Launch	Indication (Effect/Mechanism)	Comment
IGE025 (Xolair)	Novartis	Japan: Phase 3*						Bronchial asthma, allergic rhinitis (anti-IgE antibody)	*Co-development with Novartis Pharma K.K. Under development by Novartis and other companies (U.S./EU) Launched in U.S.
CS-003 CS-003 inhaler	Sankyo	U.S./EU Phase 2						COPD/asthma (neurokinin receptor antagonist)	
CS-712	Sankyo	Japan: Phase 2						Cedar pollen pollinosis (immune desensitization)	Technical collaboration with Hayashibara Biochemical Laboratories
CS-0777	Sankyo							Autoimmune disorders (immunosuppressant)	

3. Challenge Fields

(1) Cancer

No./Brand	Origin	Stage of Development	Phase 1	Phase 2	Phase 3	Application	Launch	Indication (Effect/Mechanism)	Comment
CS-1008	Sankyo, University of Alabama							U.S./EU: Phase 1 Preparations	Antineoplastic (anti-DR5 antibody)
CS-7017	Sankyo							Antineoplastic (PPAR-gamma activator)	

(2) Infectious diseases (bacterial, fungal)

No./Brand	Origin	Stage of Development	Phase 1	Phase 2	Phase 3	Application	Launch	Indication (Effect/Mechanism)	Comment
CS-758	Sankyo	U.S./EU: Phase 1						Azole antifungal	
CS-023	Sankyo	Japan: Phase 1 U.S./EU: Phase 2*						Carbapenem antibacterial	*Licensed-out to Roche (U.S./EU)
CS-8958	Sankyo	U.S./EU: Phase 1*						Anti-influenza	*Alliance with Biota
CS-3955	Kurehara Chemical Industry	U.S./EU: —*						Agent to treat HIV infection (CXCR4 antagonist)	*Co-development with Kurehara Chemical Industry

4. Others

No./Brand	Origin	Stage of Development	Phase 1	Phase 2	Phase 3	Application	Launch	Indication (Effect/Mechanism)	Comment
CS-419K	Sankyo	Japan: Application Filing Preparations						Vitamin preparation (Rapid preparation kit for Multamin®)	
CS-1401E	Janssen	Japan: Phase 3						Pain control during anesthesia (additional dosage regimen for Fentanest(for use in infants and children)	Investigator-initiated clinical trial
CS-088	Sankyo	Japan: Phase 2* U.S./EU: Phase 2*						Antiglaucoma (angiotensin receptor blocker)	*Co-development with Santen Pharmaceuticals
CS-801	Watson Pharmaceuticals (U.S.)	Japan: Phase 3						Anti-urinary incontinence (oxybutynin patch)	Under development by Watson Pharmaceuticals (EU/U.S.) Launched in U.S. Preparing for launches in EU/Canada

Sankyo Co., Ltd. 11

Outlook for Fiscal 2005

Overview of Performance

We anticipate operating conditions to remain challenging over the next year; however, the Group will continue to work to bolster its operating efficiency and proactively engage in business activities. Our forecast is that net sales will edge down 5.2%, to ¥557.0 billion, recurring income will decline 23.6%, to ¥63.0 billion, and net income will retreat 23.4%, to ¥37.0 billion.

Meanwhile, Nippon Daiya Valve Co., Ltd., the stock of which was transferred to Seika Corporation in April 2005, and Sankyo Foods Co., Ltd., the business of which is slated to be transferred to a joint venture with Oriental Yeast Co., Ltd., in July 2005, will be excluded from the scope of consolidation from fiscal 2005.

Outlook by Segment

Business Segments

1) Pharmaceuticals

We forecast that net sales of pharmaceuticals will decline

¥26 billion.

Overseas, we anticipate a substantial decline in sales of bulk exports of the antihyperlipidemic agent Mevalotin® to Bristol-Myers Squibb Company due to the expiration of the drug’s patent in Europe, market competition in the United States, and other factors. However, we predict that growth in sales of olmesartan, an antihypertensive agent sold in 27 countries, including major European countries and the United States, will to lead to a sharp increase in overall sales.

In Japan, we expect to see sales of olmesartan soar with the lifting of restrictions on its period of use in May 2005. However, we anticipate a decline in revenues as a result of the conclusion of a joint sales agreement with Kirin Brewery Co., Ltd., for Espo®, a drug for the treatment of renal anemia, and Gran®, a drug for the treatment of leukopenia, at the end of March 2005 as well as fiercer competition from generic versions of our flagship product Mevalotin®.

We forecast that operating income will decline as a result of lower sales, and higher selling, general, and administrative expenses due to a rise in R&D costs.

2) Other

We forecast that net sales in this segment will decline approximately ¥5 billion due to the exclusion of Sankyo Foods Co., Ltd., and Nippon Daiya Valve Co., Ltd., from the scope of consolidation.

Although we anticipate a decline in sales, we expect operating income to remain at about the same level as in fiscal 2004.

12 Sankyo Co., Ltd.

Fiscal 2004 Highlights

May 2004

Sankyo launches antihypertensive agent Olmetec® in Japan

May 2004

Sankyo launches antihypertensive

agent Olmetec® in Japan

Sankyo introduced its strategic global

product Olmetec® in Japan

Establishment of an Executive Appointment Nomination Committee and a Remuneration Committee

Sankyo introduced these committees to increase the transparency of its operations and bolster corporate governance

July 2004

Sankyo and Hitachi, Ltd., enter into a basic agreement regarding comprehensive information system outsourcing

August 2004

Sankyo presents data from trials of novel antiplatelet agent CS-747 at European Society of Cardiology meeting

Sankyo presented results of Phase 2 trials of CS-747 showing the agent to have a safety profile similar to that of the standard treatment

February 2005

Sankyo and Daiichi announce plans for business integration

October 2004

Sankyo launches Regain® 3000

This new addition to the Regain® series contains 3,000 mg of taurine—the highest level currently available in a non-prescription product

Phase 3 trials for the novel

antiplatelet agent CS-747 begin

Phase 3 trials to demonstrate the efficacy of CS-747 began at 850 establishments located throughout the United States and in 25 European countries

February 2005

Basic agreement reached regarding the transfer of business of Sankyo Foods

Basic agreement reached regarding the transfer of business of Nippon Daiya Valve

Sankyo and Daiichi enter into a basic agreement to integrate their businesses in October 2005

March 2005

Sankyo presents data from trials of the novel antiplatelet agent CS-747 at American College of Cardiology meeting

March 2005

Sankyo presents data from trials of novel antiplatelet agent CS-747

Sankyo presented data from early phase trials of CS-747 showing the agent to demonstrate superior platelet aggregation inhibition at an American College of Cardiology meeting

April 2005

Sankyo launches Start Up Regain®, a product containing amino acids to jump start the morning

This new addition to the Regain® series is designed to provide nutritional support for business commuters in the morning

Upward revision of fiscal 2004 year-

end dividend payment forecasts

Sankyo increased its dividend payment forecast for fiscal 2004 from ¥30 per share to ¥40 per share due to a rise in cash flows

May 2005

Sankyo and Daiichi Pharmaceutical signed a binding contract to integrate their businesses.

Sankyo Co., Ltd. 13

Consolidated Financial Statements

For the years ended March 31, 2005 and 2004

Consolidated Balance Sheets (Summary)

ASSETS (Millions of yen)

FY2004 FY2003

ASSETS

Current assets 606,067 535,816

Cash and deposits 175,960 156,660

Trade notes and accounts receivable 162,442 170,468

Marketable securities 146,632 93,614

Inventories 89,979 89,945

Other 31,536 27,588

Allowance for doubtful accounts (483) (2,460)

Fixed assets 370,163 391,427

Tangible fixed assets 196,439 194,527

Buildings and structures 111,966 107,998

Machinery, equipment and vehicles 31,831 36,172

Land 30,655 29,933

Other 21,986 20,422

Intangible fixed assets 25,026 43,035

Investments and other assets 148,696 153,865

Investment securities 114,480 117,891

Other 34,546 36,531

Allowance for doubtful accounts (329) (558)

Total assets 976,230 927,244

LIABILITIES AND SHAREHOLDERS’ EQUITY (Millions of yen)

FY2004 FY2003

LIABILITIES

Current liabilities 173,712 154,758

Trade notes and accounts receivable 54,435 50,907

Short-term bank loans 16,699 15,578

Income taxes payable 16,904 14,760

Allowances 14,981 11,564

Other 70,691 61,946

Long-term liabilities 76,495 81,048

Long-term debt 3,373 4,671

Retirement and severance benefits 66,843 70,152

Directors’ and auditors’ retirement and

severance benefits 1,830 1,820

Other 4,447 4,404

Total liabilities 250,208 235,806

MINORITY INTERESTS

Minority interests 9,434 8,843

SHAREHOLDERS’ EQUITY

Common stock 68,793 68,793

Additional paid-in-capital 66,862 66,862

Retained earnings 580,514 546,422

Valuation difference on other securities 27,857 27,920

Foreign currency translation adjustments (7,026) (7,068)

Treasury stock (20,412) (20,336)

Total shareholders’ equity 716,587 682,594

Total liabilities, minority interests and shareholders’ equity 976,230 927,244

14 Sankyo Co., Ltd.

Consolidated Statements of Income (Summary)

(Millions of yen)

FY2004 FY2003

Net sales 587,830 596,345

Cost of sales 213,889 221,653

Selling, general and administrative expenses 289,015 279,137

Operating income 84,925 95,555

Non-operating income 6,425 5,122

Non-operating expenses 8,844 6,701

Ordinary income 82,506 93,975

Extraordinary profit 15,775 4,524

Extraordinary loss 20,603 15,908

Income before income taxes and

minority interests 77,678 82,592

Income taxes 33,224 33,110

Income tax adjustment (4,550) 5,554

Minority interests 722 515

Net income 48,282 43,411

The decline in net sales is mainly due to a decline in sales of the mainstay antihyperlipidemic Mevalotin® and the Company’s withdrawal from the medical products business.

The increase in SG&A expenses is largely a result of initiatives to bolster overseas subsidiaries’ sales frameworks to maximize sales of olmesartan.

The rise in extraordinary profit is primarily attributable to proceeds from the sale of land on the site of the Company’s former Tanashi Plant.

The increase in extraordinary loss is mainly due to an impairment loss resulting from the early application of asset impairment accounting.

Consolidated Statements of Cash Flows (Summary)

(Millions of yen)

FY2004 FY2003

Cash flow from operating activities

Income before income taxes and

minority interests 77,678 82,592

Depreciation 28,811 27,847

Other 19,064 2,514

Income taxes paid (28,851) (41,746)

Net cash provided by operating activities 96,703 71,207

Cash flow from investing activities

Purchase of property, plant and equipment, net (15,026) (44,363)

Purchase of investment and

marketable securities (5,326) (4,148)

Other 4,087 (657)

Net cash used in investing activities (16,265) (49,168)

Cash flow from financing activities

Net increase (decrease) in bank loans 1,552 (523)

Purchase of treasury stock (76) (20,020)

Dividends paid to shareholders (13,960) (10,987)

Other (232) (126)

Net cash used in financing activities (12,716) (31,657)

Effect of exchange rate changes on cash and

cash equivalents (123) (890)

Net increase (decrease) in cash and

cash equivalents 67,596 (10,509)

Cash and cash equivalents at beginning of year 194,789 205,050

Increase from change in scope of consolidation — 249

Increase arising from inclusion in consolidation 144 —

Cash and cash equivalents at the end of year 262,530 194,789

The decline in purchase of property, plant and equipment, net, is due to a rise in proceeds from sale of property, plant and equipment primarily attributable to the sale of land on the site of the Company’s former Tanashi Plant.

Sankyo Co., Ltd. 15

Non-Consolidated Financial Statements

For the years ended March 31, 2005 and 2004

Non-Consolidated Balance Sheets (Summary)

ASSETS (Millions of yen)

FY2004 FY2003

ASSETS

Current assets 411,705 364,007

Cash and deposits 133,346 113,693

Trade notes receivable 2,813 5,434

Accounts receivable 101,292 111,499

Marketable securities 98,697 62,115

Inventories 53,355 55,294

Other 22,232 17,959

Allowance for doubtful accounts (34) (1,990)

Fixed assets 457,869 478,785

Tangible fixed assets 146,765 148,125

Buildings 85,312 82,900

Machinery and equipment 17,893 22,441

Land 21,177 20,610

Other 22,382 22,172

Intangible fixed assets 10,430 26,733

Investments and other assets 300,673 303,926

Investment securities 109,720 111,259

Investment securities in subsidiaries

and affiliates 164,496 165,332

Other 26,697 27,838

Allowance for doubtful accounts (240) (504)

Total assets 869,575 842,792

LIABILITIES AND SHAREHOLDERS’ EQUITY (Millions of yen)

FY2004 FY2003

LIABILITIES

Current liabilities 87,276 81,328

Accounts payable 25,891 26,090

Income taxes payable 14,802 9,324

Allowances 9,292 10,402

Other 37,288 35,512

Long-term liabilities 54,305 56,779

Retirement and severance benefits 53,573 56,058

Directors’ and auditors’ retirement and

severance benefits 732 721

Total liabilities 141,581 138,107

SHAREHOLDERS’ EQUITY

Common stock 68,793 68,793

Capital surplus 66,856 66,856

Retained surplus 585,580 562,083

Valuation difference on other securities 27,176 27,287

Treasury stock (20,412) (20,336)

Total shareholders’ equity 727,993 704,684

Total liabilities and shareholders’ equity 869,575 842,792

16 Sankyo Co., Ltd.

Non-Consolidated Statements of Income (Summary)

(Millions of yen)

FY2004 FY2003

Net sales 340,091 376,677

Cost of sales 94,346 102,283

Selling, general and administrative expenses 181,303 181,527

Operating income 64,441 92,866

Non-operating income 6,555 5,672

Non-operating expenses 6,871 4,706

Ordinary income 64,124 93,832

Extraordinary profit 16,872 3,289

Extraordinary loss 19,899 5,625

Income before income taxes 61,098 91,496

Income taxes 29,130 29,220

Income tax adjustment (5,580) 6,035

Net income 37,548 56,240

Retained earnings carried over from the previous

fiscal year 50,841 28,346

Interim dividends 6,442 5,491

Transfer from disposal of treasury stock — 18,147

Unappropriated retained earnings for

the fiscal year 81,947 60,948

Treasury Stock

Number of treasury stock at March 31, 2004 9,956,114

Number of treasury stock purchased during the year —

Stock less than one trading unit at the end of the year 34,142

Number of treasury stock retired during the year —

Number of treasury stock at March 31, 2005 9,990,256

Proposal for Appropriations of Retained Earnings

(Millions of yen)

FY2004

Unappropriated retained earnings for the fiscal year 81,947

Transfer from reserve for special depreciation 625

Transfer from reserve for reduction in fixed assets 80

Total 82,653

The total amount to be appropriated is as follows:

Dividends (25.0 yen per share) 10,737

Bonuses to Directors 72

Bonues to Corporate Auditors 10

Reserve for special depreciation 831

Reserve for reduction in fixed assets 5,448

Unappropriated retained earnings to be carried forward 65,553

Note: The Company paid interim dividends of ¥6,442,959,135 in total, or ¥15.0 per share, on December 10, 2004.

Dividends per Share (Yen)

Interim dividend (Interim period of FY2004) 15.00

Year-end dividend (FY2004) 25.00

Full-year dividend (FY 2004) 40.00

Sankyo Co., Ltd.17

Company Outline/Board of Directors

Company Outline As of June 2005

Lines of Business

Manufacturing and marketing of pharmaceuticals, quasi-

pharmaceuticals, and others

Main Branches, Plants, and Laboratories

Branches

Sapporo, Tohoku I, Tohoku II, Tokyo I, Tokyo II, Saitama, Chiba, Yokohama, Kita-Kanto, Koshinetsu, Tokai I, Tokai II, Osaka I, Osaka II, Kobe, Kyoto, Hokuriku, Chugoku I, Chugoku II, Shikoku, Kyushu I, Kyushu II, Kyushu III

Plants

Onahama, Hiratsuka, Odawara, Osaka

Laboratories

Medicinal Chemistry Research Laboratories, Lead Discovery Research Laboratories, Biomedical Research Laboratories, Pharmacology and Molecular Biology Research Laboratories, Biological Research Laboratories, Pharmacodynamics Research Laboratories, Medicinal Safety Research Laboratories, Pharmaceutical Development Laboratories, Process Development Laboratories, Analytical and Quality Evaluation Research Laboratories

Board of Directors As of June 2005

President and Representative Director

Takashi Shoda

Executive Vice President and Representative Director

Hideho Kawamura

Executive Vice President and Representative Director

Yukio Sugimura

Executive Vice President and Representative Director

Yasuhiro Ikegami

Member of the Board

John C. Alexander

Member of the Board

Akihiko Ozawa

Member of the Board

Akio Ozaki

Outside Director

Kunio NIhira

Outside Director

Katsuyuki Sugita

Corporate Auditor (full-time)

Kozo Wada

Corporate Auditor (full-time)

Masataka Yoshikawa

Corporate Auditor

Seiichi Ishii

Corporate Auditor

Kaoru Shimada

18 Sankyo Co., Ltd.

Stock Information

Issued Stock (shares)	Outstanding Stock (shares)	Number of Stockholders
1,168,099,000	439,498,765	40,050

Stock Ownership

As of March 2005

Composition by Type


Treasury stock
2.3%
Individuals
14.4%
Foreign investors
32.6%
Financial institutions
43.0%
Securities Companies
1.8%
Other corporate investors
5.9%

Composition by Size of Shareholding


10,000 to less than 100,000
2.6%
100,000 to less than 500,000
0.4%
More than 500,000
0.3%
1 to less than 100
10.9%
100 to less than 1,000
38.6%
1,000 to less than 10,000
47.2%

Dividends

Year-end: To the shareholders of record on March 31	¥25
Interim: To the shareholders of record on September 30	¥15

Major Shareholders

As of March 2005

Name of Shareholders	Ownership: Number of shares	Ownership: Percent of total (%)
The Master Trust Bank of Japan, Ltd. (trust account)	41,196,300	9.4
Japan Trustee Services Bank, Ltd. (trust account)	31,118,800	7.1
Nippon Life Insurance Company	25,651,869	5.8
Mizuho Bank, Ltd.	8,591,413	2.0
State Street Bank and Trust Company 505103	8,196,339	1.9
Shizuoka Bank, Limited	6,890,418	1.6
Kureha Chemical Industry Co., Ltd.	6,337,958	1.4

Note: The Company owns 9,990,256 ordinary shares as treasury stock but has not been included in the list of major shareholders above since these shares do not have voting rights. (There are an additional 1,000 shares of treasury stock that are in the name of the Company, but not actually in its possession.)

Stock Price and Trading Volume

Stock Price


(Yen)
2,500
2,000
1,500
1,000
500
0
15,000
13,000
11,000
9,000
7,000
5,000
Nikkei Stock Average
2004
4 5 6 7 8 9 10 11 12
2005
1 2 3

Trading Volume


(Thousand)
50,000
25,000
0
2004
4 5 6 7 8 9 10 11 12
2005
1 2 3

Sankyo Co., Ltd. 19

Shareholder Information

Fiscal year-end date

March 31

Fixed day for stockholder dividend payment

March 31 (Year-end)

September 30 (Interim)

Annual General Meeting

Generally held in June each year

Number of shares constituting one unit

100

Newspaper in which public announcements appear

Nihon Keizai Shimbun, Inc.

(In lieu of advertising its results, the Company has posted its Balance Sheet and Profit and Loss Statement on its website at http://www.sankyo.co.jp/)

Office handling stock transfer

UFJ Trust Bank Limited

Stock Transfer Agency Department

10-11 Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

Tel: +81-3-5683-5111

Agencies

Head office and branches of UFJ Trust Bank Limited

Head office and branches of Nomura Securities Co., Ltd.

Stock Exchange Listings

Tokyo/Osaka/Nagoya/Sapporo/Fukuoka

Transfer Agent and Registrar

UFJ Trust Bank Limited, Stock Transfer Agency Department 7-10-11, Higashisuna, Koto-ku, Tokyo, 137-8081 Tel +81-3-5683-5111

Obtaining Forms for Share-Related Procedures

Forms for share-related procedures, including forms for changing registered address, seal, or name; forms for designating the transfer of dividends; and transfer request forms, may be requested from UFJ Trust Bank Limited 24 hours a day, either by telephone or Internet.

URL: http://www.ufjtrustbank.co.jp/

Shareholders using the certificate custody and transfer system are requested to contact the securities firm where their account is held.

20 Sankyo Co., Ltd.

Share Procedures

Information regarding the stock transfer and related procedures in regard to Sankyo shares

On September 28, 2005, Sankyo and Daiichi plan to create a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies will become wholly owned subsidiaries. With this, one share of the holding company DAIICHI SANKYO will be awarded for each share of Sankyo to shareholders listed or recorded in the final register on the day before the stock transfer—September 27, 2005. Shareholders using the certificate custody and transfer system do not need to do anything; however, shareholders who are not using this system must complete stock certificate submission procedures. We plan to send detailed information regarding these procedures to shareholders on Thursday, August 25, 2005.

Question 1 When can I submit my stock certificates?

Submissions will be accepted from Friday, August 26,

2005.

Question 2 How long will I have to submit my stock certificates?

We plan to allow for submissions over a one-month period

ending Tuesday, September 27, 2005.

Question 3 When will I receive my DAIICHI SANKYO stock certificates?

We plan to send stock certificates to shareholders at their

registered addresses on Wednesday, November 16, 2005.

Question 4 What should I do if I want to sell shares but have not yet received my new stock certificates?

Shareholders who have already completed submission procedures may not sell shares prior to receiving DAIICHI SANKYO stock certificates.

Sankyo Co., Ltd. 21

SANKYO

For further information, please contact:

Corporate Communications Department Tel: +81-3-5255-7034 Fax: +81-3-5255-7035 E-mail: sankyo_ccd@sankyo.co.jp